Follow-Up Materials


06012257

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp.

*CURRENT ADDRESS


PROCESSED
APR 06 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1209 FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/5/06



GGL DIAMOND CORP.

ANNUAL REPORT 2005



Cover page:

Pictured on the cover is a 0.83 carat colourless clear textrahexahedroid diamond from the Doyle Kimberlite Sill. The size of each square behind the diamond is approximately one millimetre in width.

Directors' Report to Shareholders

March 24, 2006

Dear Shareholders:

GGL has had an eventful year during which we have advanced our opportunities to find diamond deposits in Canada's Northwest Territories.

GGL now holds a 100% interest in over 400,000 acres of mineral claims and leases, and a 40% carried interest in another 15,351 at Doyle Lake. Work on long-standing properties and existing claims has continued in the past 12 months, and we have acquired new properties having significant promise.

With a large portfolio of targets ready to drill and work progressing to identify more, we believe GGL has a good statistical chance to find a deposit having the potential to become a diamond mine. We are mobilizing drill crews for the 2006 spring exploration program as we write.

The Doyle kimberlite sill has now been proven to contain high-quality, colorless, very transparent, gem quality diamonds. This is a positive outcome that requires a continuing program of exploration to evaluate the economic potential of the kimberlite. We view the Doyle kimberlite body as sharing many characteristics of the early stages of exploration of the Snap Lake kimberlite sill, now only a year away from being a producing mine for De Beers Canada Inc.

At Fishback, last year's drilling intersected alteration that is typically produced above kimberlite-like intrusives. Furthermore, the presence of kimberlite indicator minerals in the alteration is prime evidence that the intrusive is kimberlite.

The acquisition of the New Century Project in the Doyle area has brought the Company a series of diamondiferous kimberlite sheets known as the MZ kimberlites, which hold exploration promise for economic deposits. Also in the New Century Project a "pipe"-shaped geophysical target at least 200m in diameter is scheduled to be drilled this spring, while additional kimberlite targets will be evaluated for this and next year's drill program.

The CH project offers us a number of selected targets, identified through a number of techniques. Some will be drilled this year, while others require additional ground surveys prior to drilling.

Last year we signed on with an investor relations firm to help us tell our story to both North American and European investors and we have broadened our shareholder base through these efforts.

On behalf of the Board of Directors and all shareholders, I want to express our appreciation to our team of professionals and consultants who are the envy of many of our fellow explorers. We owe them a great deal.

We appreciate, as always, the ongoing support and loyalty of many of our long-standing shareholders, and we welcome many new shareholders of GGL. We hope to have more good news to share in the coming months.

On behalf of the Board,



Raymond A. Hrkac
President and Chief Executive Officer

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2005
INFORMATION AS OF MARCH 24, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2005 should be read in conjunction with the November 30, 2005 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 401,896 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,351 acres.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2005 and 2004 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

Mineral Properties and Deferred Exploration Costs

	Balance November 30 2004	2005 Property Cost Additions	2005 Exploration Cost Additions	2005 Written Off	Balance November 30 2005
Doyle Lake	$ 943,269	$ 4,361	$ 1,168,284	$ -	$ 2,115,914
Fishback Lake	743,943	-	272,373	-	1,016,316
CH	5,646,033	-	990,566	(124,270)	6,512,329
Happy Creek	917,915	-	9,005	-	926,920
McConnell Creek and other	1,428,007	170	51,223	-	1,479,400
	$ 9,679,167	$ 4,531	$ 2,491,451	$ (124,270)	$ 12,050,879

	Balance November 30 2004	2005 Additions	2005 Written Off	Balance November 30 2005
Mineral property costs	$ 536,421	$ 4,531	$ (4,618)	$ 536,334
Deferred exploration costs	9,142,746	2,491,451	(119,652)	11,514,545
	$ 9,679,167	$ 2,495,982	$ (124,270)	$ 12,050,879

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Point Lake kimberlite pipe was found in 1991; since then over 300 kimberlite bodies have been discovered on the Slave Craton, an area approximately 400 km by 600 km. When compared to other cratons in the world, it is apparent that many more kimberlite bodies remain to be found. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine, which, together, have made Canada the world's third largest diamond producer by value, surpassing South Africa. In March of this year, Tahera Diamond Corp. is expected to start production, followed in 2007 by Snap Lake and several years later by Gahcho Kue, the latter two being brought into production by De Beers Canada Inc. ("De Beers"). The Slave Craton has proven to be one of the world's premier diamond-bearing cratons and a prime area to explore for diamonds.

Doyle Lake, Southeast Slave Craton

The Company has three projects in the Doyle Area, including the 100%-owned mineral claims and leases containing the Doyle diamond-bearing kimberlite sill, known as The Doyle Project. A second set of leases recently acquired from De Beers, Mountain Province Diamonds Inc. ("MPV"), and Camphor Ventures Inc. (subject to a total royalty of 1.5% of net returns), are known as The New Century Project. The remaining six mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV; these leases adjoin the leases containing the Gahcho Kue diamond deposit.

The Doyle Project

The Doyle Project consists of 27 mineral leases and eight mineral claims and fractional claims that contain a total of 37,165 acres. Five mineral claims are being taken to lease this year. The Doyle Project area is adjoined by claims held by Diamondex to the west, Diamonds North/Southern Era to the south, Diamondex/Majescor to the east and the De Beers Doyle JV and the New Century Project to the north.

Between 1993 and 1995, two main kimberlite indicator mineral trains and several minor trains were located. One of the trains, which contained high indicator mineral counts per sample (up to 750 grains), was termed the "Gravy Train". In 1996, an evaluation of garnets recovered from heavy mineral surface sampling determined that the source of the garnets should be significantly diamondiferous, and hence worth finding (School of Earth Sciences, Macquarie University, Australia). A similar evaluation of garnets was made by Monopros (De Beers) in 1997, but at that time, the garnets were obtained from the kimberlite itself, which had been located by drilling in late August of 1996 (the Doyle kimberlite sill). This evaluation concluded that the garnets indicate high economic potential for the kimberlite (The Ni-Thermometry and Trace Element Geochemistry of the Garnets from the GGL sill).

In late 2003, De Beers undertook a mineral chemistry analysis of garnets obtained by the 2003 drilling program, and concluded "that the current samples contain garnets and spinels whose chemistries indicate significant sampling of a depleted and potentially diamond-bearing mantle. Ilmenite (a kimberlite indicator mineral) chemistry from the current samples suggests an environment conducive to diamond preservation (reducing conditions) whereas previous ilmenite mineral chemistry indicates a more oxidizing environment, suggesting "internal variation in the chemical character of the melt". This latter conclusion is important as it suggests that the diamond grade within the kimberlite could vary within the kimberlite itself, where variations in texture and appearance and microdiamond counts per kilogram also varied from drill hole to drill hole. All of these factors forewarned that an evaluation of diamond grade would require a number of sample sites from the kimberlite.

In August and September of 2005, a 45.5 tonne mini-bulk sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. As this was to be a summer sample, it was important that the site chosen be relatively dry, and for budget considerations, that the kimberlite was close to the surface. Although there are no lakes in the area, other potential sites near the sub-outcrop of the kimberlite would best be done in the frozen conditions of winter. The site chosen had a total of 4 metres of overburden and granite before reaching the kimberlite, which at this location is 3.8 metres thick.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds.

The 45.5 tonne kimberlite sample was divided into three sub-samples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by sub-sample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	45526.5	11	53	22	2	2	0	79	6.155	13.52

Howard Coopersmith, P. Geol., a diamond consultant and Qualified Person observed portions of each DMS treatment and diamond recovery procedure. He stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith described the largest diamonds as a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean crystal of high gem value. He reported that the sample produced a modest grade of diamonds and significant commercial stones from a small tonnage.

Felix Kaminsky, Ph.D., P. Geo., has reviewed the results of the mini-bulk sample, and in his preliminary interpretation, has made the following observations. The initial diamond grade of the kimberlite was probably high. The grade of the sample is low due to resorption of the diamonds and consequent loss of mass. There are a larger proportion of gem quality stones than is usually found in diamond deposits and the quality of the Doyle diamonds is high.

Kimberlite sheets, either vertical or inclined, often contain "blows" where thickness and thus tonnage potential increases. At Snap Lake, for example, this thickening was encountered at an inclined depth of 1 km surrounded by areas that tapered off to less than one metre thick. The Doyle kimberlite has been traced for 2 km along strike and remains open to further extension. We have only one section of drill holes showing that the inclined depth extends to at least 820 metres, and further drilling is required to evaluate the potential for "blows". The thickness of drill intersections to date, average 2 metres, compares favourably with the early work at Snap Lake.

Unlike Snap Lake where the kimberlite is unusually uniform in appearance, the Doyle kimberlite varies and therefore additional drilling is also required to evaluate indicator mineral and microdiamond results. A bulk-sampling program for next winter would be guided by the drilling planned for 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the Doyle kimberlite and will also require exploration by drilling.

The sources of the other kimberlite trains at Doyle have yet to be found and form part of the exploration program.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the surface occupied by the leases under its permits for the development of the Gahcho Kue diamond deposit and does not plan to proceed with exploration on the Doyle Leases. However, GGL believes there is room for exploration without detriment to the permit areas.

As the De Beers JV area contains a number of drill-ready targets, the Company has approached De Beers to see if one or more of these can be made available for drilling this spring. At this time, an agreement is being prepared, under which De Beers will return the LA 4 mineral lease to GGL, but will retain a 1% royalty on any discovery made by GGL. De Beers will also have access to surface areas required for the Gahcho Kue development. Two drill-ready targets are on LA 4 and the Company plans to drill the targets this spring. A drill is nearby on the Doyle Project and arrangements under way to obtain drill crews for the project. The targets are called the T Bone and the Quail.

The New Century Project

GGL's exploration team has been evaluating the digital data received to date from De Beers for the exploration work completed on the 51,109 acres that comprise the "New Century Project". This Project includes 21 mining leases acquired from MPV, Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of The Doyle Project. Two of the acquired leases are centered 5 km north of the Gahcho Kue diamond deposit currently being prepared for production by De Beers, and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. A preliminary view of the data received to date indicates that all of the acquired leases have exploration potential to find new kimberlites.

The acquired leases contain the MZ Lake Kimberlite sheets (shallow dipping sheet-like kimberlite bodies). Four separate kimberlite sheets have been discovered by drilling and all are diamondiferous. One of the kimberlite sheets has been traced for 1 km along strike, although at this time, little is known about the extensions to depth. The kimberlite intersected in drill holes varies from 7 cm to 2.19 m with the largest combined kimberlite intersection of 3.49 m in one drill hole. In drill hole MPV-01-73, 27 microdiamonds and 1 macrodiamond were recovered from just 5 kg, a most encouraging result. The MZ system of kimberlite sheets is being evaluated as information is received from De Beers. Once all the information is obtained, a drill program to continue the evaluation of the MZ area will be formulated.

A geophysical software program designed to assist in the interpretation of EM surveys, has modeled a kimberlite target 200 m in diameter in New Century Lake. The target is supported by kimberlite indicator minerals and a drill program is being planned to test this target this spring. A number of areas have been identified for follow up exploration.

In the Doyle area, up to eight ground geophysical surveys are planned to further evaluate targets for the planned spring drill program. These surveys are directed to finding kimberlite pipes.

Fishback Project, Southwest Slave Craton

The Fishback property, consisting of claims and leases that together contain 36,664 acres, is located 65 km northwest of Yellowknife.

Beginning at the end of January, the 2006 exploration program consisted of a ground gravity survey over an area of the lake containing the "Big Hole", which had not been covered by the previous ground gravity survey, and an airborne geophysical survey over all of the claims and leases. Both surveys were completed in February and results are awaited.

The previous ground gravity survey outlined a gravity low, the center of which will be drilled this spring if contractors can deliver the required drill and crews and if ice conditions permit. Drill hole FB-05-11 drilled in 2005 on a portion of the gravity low and coincident EM conductor encountered alteration containing kimberlite indicator minerals. The planned drill program will target the kimberlite indicated by the alteration.

Additional drill targets may be identified when the results of the 2006 geophysical surveys are received.

Properties In The Central Slave Craton

On the basis of results from indicator mineral sampling, drill targets have been identified on the Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South and BP claim areas within the CH Project Area. The Company plans to continue drilling as funds permit and expects the next drill program to begin on or before May 2006. The diamond drill has remained on the Zip property in anticipation of spring drilling.

Between August 27th and September 17, 2005, five targets were selected for drilling on the basis of indicator mineral trains and geophysical anomalies. One target was drilled on the Starfish properties and four targets drilled on the Zip property. The Starfish and Zip properties are part of the larger CH Project area, located 270 kilometers north northeast of Yellowknife.

On the Starfish property, vertical drill hole CH 05-013, testing a land-based magnetic anomaly, encountered mafic magnetic gneissic rocks within a rock assemblage of granites, gneisses and pegmatites. The magnetite content of the rocks explains the magnetic anomaly drilled.

On the Zip property, four targets were tested. The first was target ZI 03-A018, a geophysical anomaly in a lake up ice from a strong indicator mineral train. It was tested by a 45 degree-angle hole drilled from the shore of the lake to a depth of 161 m. The hole encountered metavolcanic rocks containing up to 25% of sulphides consisting of magnetic pyrrhotite, the likely cause of the geophysical anomaly.

The second target drilled on the Zip property was a large, approximately 250 m x 250 m, resistivity low anomaly within a deep lake, with good indicator mineral support leading to the lake shore. The attempt to drill this target, ZI 05-A181, with a 45 degree drill hole from shore was not successful as the drill was unable to deal with the thick amount of overburden and the hole was abandoned at 42.7 m without entering bedrock. A second attempt to drill this target, but with a vertical hole from the ice is planned for the winter season and the drill has been left near the site for this purpose.

The third target drilled, ZI 03-A062 at –45 degrees from shore under a lake encountered clay and massive pyrrhotite, explaining the geophysical anomaly but leaving the source of the indicator minerals open for further exploration

The fourth and last target drilled, ZI 05-A179, was targeted on a resistivity conductor at a break in a diabase dike; 27 metres of overburden was encountered in a vertical drill hole after the first attempt to drill an angle hole was abandoned in overburden due to the limitations of the drill. Bedrock consisted of dolomite overlying aplite. The clay rich overburden was the likely cause of the resistivity anomaly.

The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. The presence of sulphides within the metasediment and metavolcanic rocks in the area produces many geophysical anomalies. To determine the source of the indicator mineral samples, more detailed sampling is required. An additional 37 samples were collected from the CH project area in the fall of 2005.

GOLD PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100% owned property was the first property acquired by the Company in 1981. Since that time the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better, and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. The mineral property, including a new mineral tenure staked in 2005, consists of 4,878 hectares.

In 1991, Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the low price of copper precluded a follow up program. Now the demand for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome soil samples which had been analyzed for only six elements.

During the last quarter of 2005, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The analytical results, compiled by consultant Paul W. Richardson, Ph.D., P. Eng., has substantiated the significant copper potential of the McConnell property and Dr. Richardson has recommended that the remaining archived samples be submitted for analysis and that the area of the soil geochemical surveys be extended.

The McConnell property is located 15 km southeast of the Kemess South operating open pit copper mine.

Happy Creek Project, Nevada, USA

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998 Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done. This quarter the drill samples were taken from storage and sent out for fluid inclusion studies.

If the results from these studies continue to support gold deposition a deeper drill program will be required.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2005, the Company's deficit was approximately $13,057,138.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2005, the per share price of the Company's shares fluctuated from a high of $0.28 to a low of $0.14. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2005, there were 5,366,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at November 30, 2005, the Company had incurred exploration costs on mineral properties of $2,491,451 (charter aircraft $663,436; drilling, excavating and sampling $736,003; licences, recording fees and lease payments $116,107; salaries and wages $131,597; surveys $76,672; technical and professional services $371,260; transportation $119,403 and project supplies of $276,973). Exploration costs for the year ended November 30, 2005 are higher than 2004 by $38,591, an increase of 1.57%. All exploration costs were higher in 2005 than 2004 except for surveys and transportation. A large airborne and ground survey was completed in 2004, therefore a smaller survey was performed in 2005. Transportation costs decreased due to personnel staying at the Company owned camp site instead of paying third parties for camp rentals. The cost for drilling, excavating and sampling and project supplies increased in 2005 due to the Doyle mini bulk sample program which collected approximately 45 tonnes of samples. The increase in licences, recording fees and lease payments was for lease rental payments paid for the Doyle (including the New Century leases) and Fishback Lake claims that have gone to lease in 2004 and 2005.

On a per project basis, the Company spent the $2,491,451 exploration costs as follows: $990,566 on the CH project, $1,168,284 on the Doyle Lake project, $51,223 on the McConnell Creek, $9,005 on the Happy Creek Gold/Silver Property, and $273,373 on the Fishback Lake Property.

The Company reported a net loss of $969,649 for the year ended November 30, 2005 compared to a net loss of $1,244,264 for the year ended November 30, 2004 (a decrease of 22% from 2004 to 2005). General administration expenses for the year ended November 30, 2005 were $809,057 compared to $848,219 for the year ended November 30, 2004 (a decrease of 4.6% from 2004 to 2005). The decrease in general administration expenses was primarily due to a decrease in stock based compensation (2005 - $250,957; 2004 - $430,744). Stock based compensation decreased due to a change in the risk free rate and a shorter exercise period for one of the options granted. Both consulting fees and office expenses increased in 2005 due to an increase in office of personnel, creation of new corporate logo and stationery and fees paid to a consultant for finding prospective investors. Revenue for the year ended November 30, 2005 was $24,975 consisting of interest income compared with $30,218 for the year ended November 30, 2004. The funds for the beginning of the year 2004 were carried forward from 2003 and funds raised during the year generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

Two claims were staked during the year ended November 30, 2005 (a McConnell Creek claim in British Columbia and a Doyle Lake claim in the Northwest Territories).

The Company acquired 21 mining leases under an agreement with De Beers, MPV and Camphor (see The New Century Project: Recent Property Acquisition section).

Eight claims were allowed to lapse in 2005.

The write off of exploration and mineral property costs for the year ended November 30, 2005 was $124,270 for the CH project.

Related Party Transactions

During the year ended November 30, 2005, the Company was billed a total of $91,238 (2004 - $97,993) by R.A. Hrkac, the President and CEO, and a management company owned by Nick DeMare, CFO. Included in the $91,238 are $72,000 (2004 - $68,000) for consulting fees, $17,688 (2004- $28.993) for technical and professional services and $1,550 (2004 - $nil) for Office Services. As at November 30, 2005, no amounts were owing to any related parties (2004 - $3,688 unpaid and included in accounts payable). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $40,902, $42,589, $42,589 and $10,647 are required in the years 2006, 2007, 2008 and 2009, respectively, under the agreement. See Subsequent events.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2005. If the conditions precedent had been satisfied at November 30, 2005, the amount owing under the agreement would be approximately $206,670.

The Company has a mortgage loan on its Yellowknife house of approximately $42,262 which becomes due on December 3, 2006.

Critical Accounting Policies

Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Auditors

Since the Company's last audit, the Company's auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP, under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young and as a result Ernst & Young will appear as the Company's auditor of record on a going-forward basis.

Subsequent Events

Subsequent to November 30, 2005, the following occurred:

(a) 495,000 stock options expired unexercised;

(b) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred additional share issue costs of $14,520.;

(c) The Company issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

(d) The Company issued 417,500 common shares upon the exercise of warrants at $0.25 per common share, for gross proceeds of $104,375;

(e) The Company signed a three year operating lease agreement on its office premises. See Note 13(a) for required yearly payments;

(f) The Company granted 980,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share; 120,000 options will expire on December 7, 2010 and 860,000 options will expire on March 23, 2011.

(g) The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

(h) The Company received the final signed lease agreements from the Northwest Territories Mining Recorder for it's 27 Doyle claims that went to lease in 2005. The lease period is 21 years commencing in December 2004. The Company paid the 2004 lease rental payments when it first applied for the leases in 2005 and has paid for the 2005 lease rental payments in 2006. Also, the Company has applied to have five other Doyle claims be taken to lease.

(i) The Company adopted a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy and

(j) The Company has submitted a draft Shareholders' Rights Plan to the TSX Venture Exchange for comment.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2005. This financial information is derived from the consolidated financial statements of the Company which were audited by Ernst & Young LLP for 2005, Ellis Foster for 2004 and 2003. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2005	**2004**	**2003**
Total Revenues	$24,975	$30,218	$19,326
Income from continuing operations	-	-	-
Net loss for the year	$(969,649)	$(1,244,264)	$(954,129)
Net loss per share (basic and diluted)	$(0.01)	$(0.02)	$(0.02)

Total Assets	$13,064,009	$10,917,331	$9,326,262
Total Long-term financial liabilities	$28,109	$42,806	$57,676

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is affected mainly by the administration costs and write off of exploration and mineral property costs incurred for each year. Revenues from 2003 to 2005 are interest income.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2005. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)
Total Revenues	7,599	7,756	6,415	3,205	6,919	265	784	22,250
Net Income (Loss)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)	(252,955)
Net income (loss) per share	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)	(0.004)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's subsidiary, Gerle Gold (U.S.) Inc., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

The Company had working capital at November 30, 2005 of $602,081 compared with $791,843 as at November 30, 2004. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2005 the Company had $28,109 (2004 - $42,806) of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2005, the Company experienced a negative cash flow of $637,758 (2004 - $495,969) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, office services and expenses and corporate relations. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at November 30, 2005 was $592,662 (2004 - $882,400). The decrease in cash position compared to November 30, 2004 was due principally to less funds raised and carried over from 2004 in comparison to the financing raised in 2003. In 2003 $3,552,084 was raised and $1,575,129 was carried forward for spending in 2004. In 2004, $2,483,815 was raised, but only $882,400 was available for spending in 2005. See Note 6 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2005, the Company:

(a) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. The Company incurred share issue costs of $5,342 in respect of this private placement. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.;

(b) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year. The Company paid a cash finders fee of $32,000 and incurred additional share issue costs of $13,875 in respect of this private placement.;

(c) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The funds from this placement were used for drilling on the Fishback property, delineation drilling and mini bulk-sampling of the Doyle Sill and ground geophysics and drilling on other areas within the Doyle claims. The Company incurred share issue costs of $42,549 in respect of this private placement;

(d) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The Company paid a cash finders fee of $24,600 and incurred additional share issue costs of $5,090 in respect of this private placement and;

(e) completed a private placement of 2,044,961 units at $0.195 per unit for gross proceeds of $398,767. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for two years at $0.26 per common share. The Company paid a cash finders fee of $24,600 and a commission of $400 on a portion of the proceeds and incurred additional share issue costs of $11,424 in respect of this private placement.

At November 30, 2005 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
13,564,405		

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2005.

See Subsequent Events section regarding two private placements completed after year-end.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, other receivables, and accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

Outstanding Share data as at March 24, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	96,690,445

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	200,000	$0.30	March 29, 2006
Options	62,500	$0.20	March 29, 2006
Options	205,000	$0.20	July 16, 2006
Options	419,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	745,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	405,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	860,000	$0.20	March 23, 2011
Total	**5,223,500**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	3,160,227	$0.30	Dec. 23, 2006
	1,075,000	$0.25/$0.30	March 8, 2007
	582,500	$0.25/$0.30	March 15, 2007
	7,777,778	$0.20/$0.22	April 29, 2007
	1,666,666	$0.20/$0.22	July 27, 2007
	2,044,961	$0.26	Sept. 28, 2007
Total	**16,307,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD



Raymond A. Hrkac
President and CEO



Nick DeMare
Director and CFO

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2005 and 2004

Index

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
GGL Diamond Corp.

We have audited the consolidated balance sheet of **GGL Diamond Corp** ("the Company") as at November 30, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 18, 2005.

Ernst & Young LLP

Vancouver, Canada,
February 15, 2006 (except for Note 14 which is as of March 24, 2006).

Chartered Accountants

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2005 and 2004

	2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 592,662	$ 882,400
Marketable securities	3,800	3,800
Accounts receivable	127,626	65,648
Prepaid expenses	2,831	223
	726,919	952,071
Mineral properties and deferred exploration costs (Note 3)	12,050,879	9,679,167
Property, plant and equipment (Note 4)	286,211	286,093
	$ 13,064,009	$ 10,917,331
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 110,685	$ 146,075
Current portion of mortgage loan (Note 5)	14,153	14,153
	124,838	160,228
Mortgage loan (Note 5)	28,109	42,806
	152,947	203,034
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	25,308,996	22,393,539
Contributed surplus	823,329	572,372
Deficit	(13,221,263)	(12,251,614)
	12,911,062	10,714,297
	$ 13,064,009	$ 10,917,331

Operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

On behalf of the Board:



Raymond A. Hrkac



Nick DeMare

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2005 and 2004

	2005	2004
Administration costs		
Amortization	$ 7,839	$ 3,325
Consulting fees	117,440	70,239
Corporate relations	66,719	31,486
Interest expense	-	811
Legal and audit	70,587	40,373
Licences, taxes, insurance and fees	64,459	76,012
Office services and expenses	160,231	103,913
Shareholders' meetings and reports	35,376	24,880
Stock based compensation	250,957	430,744
Travel	35,449	66,436
Operating loss	(809,057)	(848,219)
Other income (expenses)		
Interest income	24,975	30,218
Foreign exchange loss	(768)	(4,160)
Other Tax expense (Note 11)	(347)	(9,297)
Exploration costs – general	(142,182)	(145,717)
Write-off of exploration and mineral property costs (Note 3(c))	(124,270)	(267,089)
	(242,592)	(396,045)
Loss for the year before taxes	(1,051,649)	(1,244,264)
Future tax recovery	82,000	-
Net loss for the year	(969,649)	(1,244,264)
Deficit, beginning of year	(12,251,614)	(11,007,350)
Deficit, end of year	$ (13,221,263)	$ (12,251,614)
Loss per share - basic and diluted	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	84,383,171	70,830,544

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2005 and 2004

	2005	2004
Cash flows used in operating activities		
Loss for the year	$ (969,649)	$ (1,244,264)
Adjustment for items not involving cash:		
- amortization of property, plant & equipment	38,664	50,462
- future tax recovery	(82,000)	-
- stock based compensation	250,957	430,744
- write off of exploration and mineral property costs	124,270	267,089
	(637,758)	(495,969)
Change in non-cash working capital items:		
- accounts receivable	(61,978)	(6,330)
- prepaid expenses	(2,608)	3,584
- accounts payable and accrued liabilities	(35,390)	(65,385)
	(737,734)	(564,100)
Cash flows from financing activities		
Shares issued for cash, net of share issuance cost	2,772,799	1,494,000
Share issued for cash – flow-through shares, net of share issuance costs	224,658	989,815
Principal reduction of mortgage loan	(14,697)	(13,841)
	2,982,760	2,469,974
Cash flows used in investing activities		
Mineral properties	(4,531)	(94,194)
Deferred exploration costs	(2,491,451)	(2,452,860)
Purchase of property, plant and equipment	(38,782)	(51,549)
	(2,534,764)	(2,598,603)
Decrease in cash and cash equivalents	(289,738)	(692,729)
Cash and cash equivalents, beginning of year	882,400	1,575,129
Cash and cash equivalents, end of year	$ 592,662	$ 882,400
Supplementary cash flow information		
Cash paid for interest charges	$ 1,936	$ 4,031
Cash paid for income taxes	$ -	$ -

1. Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

2. The Significant Accounting Policies used in the preparation of these consolidated financial statements are as follows:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral properties interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

2. Significant Accounting Policies (continued)

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

2. Significant Accounting Policies (continued)

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Actual results could differ from those reported.

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2005, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(m) Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

3. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2004	2005 Property Cost Additions	2005 Exploration Cost Additions	2005 Written Off	Balance November 30 2005
Doyle Lake	$ 943,269	$ 4,361	$ 1,168,284	$ -	$ 2,115,914
Fishback Lake	743,943	-	272,373	-	1,016,316
CH	5,646,033	-	990,566	(124,270)	6,512,329
Happy Creek	917,915	-	9,005	-	926,920
McConnell Creek and other	1,428,007	170	51,223	-	1,479,400
	$ 9,679,167	$ 4,531	$ 2,491,451	$ (124,270)	$ 12,050,879

	Balance November 30 2004	2005 Additions	2005 Written Off	Balance November 30 2005
Mineral property costs	$ 536,421	$ 4,531	$ (4,618)	$ 536,334
Deferred exploration costs	9,142,746	2,491,451	(119,652)	11,514,545
	$ 9,679,167	$ 2,495,982	$ (124,270)	$ 12,050,879

Exploration costs incurred during the year are as follows:

	2005	2004
Chartered aircraft	$ 663,436	$ 551,017
Drilling, excavating, sampling	736,003	369,348
Licences, recording fees, lease payments	116,107	55,180
Project supplies	276,973	144,718
Salaries and wages	131,597	133,412
Surveys	76,672	670,098
Technical and professional services	371,260	365,955
Transportation	119,403	163,132
	$ 2,491,451	$ 2,452,860

3. **Mineral Properties and Deferred Exploration Costs** (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consists of 6 claims (15,351 acres), by completing exploration expenditures of $4,650,000. To November 30, 2005, De Beers has spent $7,521,080 (to November 30, 2004 - $7,494,496). All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

During the year, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has been made.

In addition, the Company holds 35 claims (37,165 acres) (2004 - 38 claims; 46,279 acres) in the Doyle Lake area that are not subject to the Agreement. 34 of these claims were originally part of the Agreement and were returned to the Company in 2004. In 2005 the Company staked one claim, allowed four claims to lapse, and had 27 claims go to lease (see Note 14(g)).

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 19 claims (36,664 acres) (2004 - 19 claims; 36,834 acres). Three of these claims have gone to lease. In 2005, acreage for these three claims are calculated using the surveyed acreages.

3. Properties and Deferred Exploration Costs (continued)

(c) CH, Northwest Territories, Canada

The Company owns 125 claims (276,958 acres) (2004 – 129 claims; 285,997 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. In 2005, GM2, GM6, CH76 and Ch77 expired and as the Company was no longer interested in any further work on these claims, they were allowed to lapse.

(d) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2005 was not paid but the agreement is in good standing, as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued.

(e) McConnell Creek, British Columbia, Canada

The Company owns 4,878 hectares (2004 – 4,453) hectares in the Omineca Mining Division of British Columbia. One claim was staked in 2005.

4. Property, Plant and Equipment

	2005		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	87,072	94,328
Exploration equipment	397,170	321,068	76,102
Office furniture and fixture	59,978	42,697	17,281
	$ 737,048	$ 450,837	$ 286,211

	2004		
	Cost	Accumulated amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	79,816	101,584
Exploration equipment	368,904	297,826	71,078
Office furniture and fixture	49,463	34,532	14,931
	$ 698,267	$ 412,174	$ 286,093

5. Mortgage Loan

	2005	2004
Mortgage loan bearing varying interest at the prime rate minus 0.5% per annum (Prime rate of 4.25% at November 30, 2005) repayable in blended bi-weekly payments of principal and interest of $639, due December 3, 2006, collateralized by land and building	$ 42,262	$ 56,959
Less: Principal due within one year	(14,153)	(14,153)
	$28,109	$ 42,806

Required blended payments on the loan are as follows:

Year ending November 30,	
2006	$ 16,602
2007 (total due if mortgage is not renewed)	27,235
	43,837
Less: Interest	(1,575)
	42,262
Less: Principal due within one year	(14,153)
	$ 28,109

The carrying amount of the mortgage loan approximates its fair market value.

6. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2003	65,528,020	$19,909,724
Private placement - flow-through shares, net of share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	6,010,000	1,202,000
Exercise of stock options	1,015,000	292,000
Balance, November 30, 2004	74,785,242	$22,393,539
Private placement, net of share issuance costs	15,639,405	2,177,799
Private placement – flow through shares, net of share issuance costs	1,150,000	224,658
Less Flow through share renunciation	-	(82,000)
Common shares issued	91,574,647	$24,713,996
13,564,405 Warrants from 2005 private placements	-	595,000
	91,574,647	$25,308,996

(c) During the period ended November 30, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. The Company incurred share issue costs of $5,342 in respect of this private placement. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.;

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year. The Company paid a cash finders fee of $32,000 and incurred additional share issue costs of $13,875 in respect of this private placement.;

6. Share Capital, continued

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The funds from this placement were used for drilling on the Fishback property, delineation drilling and mini bulk-sampling of the Doyle Sill and ground geophysics and drilling on other areas within the Doyle claims. The Company incurred share issue costs of $42,549 in respect of this private placement;

(iv) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year. The Company paid a cash finders fee of $24,600 and incurred additional share issue costs of $5,090 in respect of this private placement and;

(v) completed a private placement of 2,044,961 units at $0.195 per unit for gross proceeds of $398,767. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for two years at $0.26 per common share. The Company paid a cash finders fee of $24,600 and a commission of $400 on a portion of the proceeds and incurred additional share issue costs of $11,424 in respect of this private placement.

(d) At November 30, 2005 the Company has the following share purchase warrants outstanding (there were no share purchase warrants outstanding at November 30, 2004):

Number of warrants	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
13,564,405		

The Company has attributed a fair value of $595,000 to the warrants using the Black-Scholes Method.

7. Stock Options

In 2005, the Company's Board of Directors ("the Board") approved and granted 1,570,000 stock options (2004 – 1,475,000) to the directors, officers, employees, consultants and investor relations companies. Each option entitles its holder to acquire one common share of the Company at a price varying between $0.20 to $0.25 per common share. These options are vested over an 18 month period between May 12, 2005 and March 6, 2007 and expire between March 6, 2007 and October 28, 2010. In 2005 the Company recorded $250,957 (2004 - $430,744) of stock based compensation expense for the stock options granted. See Note 14(f) regarding an amendment to the Stock Option Plan subsequent to November 30, 2005.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2003	6,155,000	$0.27
Granted	1,475,000	$0.50
Exercised	(1,015,000)	$0.29
Expired	(810,000)	$0.31
Options outstanding as at November 30, 2004	5,805,000	$0.32
Granted	1,570,000	$0.20
Expired	(2,009,000)	$0.30
Options outstanding as at November 30, 2005	5,366,000	$0.29
2005 options exercisable	4,369,333	$0.31
2004 options exercisable	5,323,333	$0.30

	2005	2004
Weighted average remaining contractual life	2.44 years	2.68 years
Weighted average fair value of options granted during the year	$0.11	$0.32

The fair value of each option granted to an employee was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2005	2004
Risk-free interest rate	3.16 to 3.87%	3.3%
Dividend yield	0%	0%
Volatility	92.6%	58%
Approximate expected lives	1.5 to 5 years	5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. Related Party Transactions

During the year, the Company was billed $91,238 (2004 - $97,993) by two directors, including $72,000 (2004 - $68,000) for consulting fees, $17,688 (2004- $28.993) for technical and professional services and $1,550 (2004 - $nil) for Office Services. As at November 30, 2005, no amounts were owing to any related parties (2004 - $3,688 unpaid and included in accounts payable). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

9. Income Taxes

The income tax effects of temporary timing differences that give rive to significant components of future income tax assets and liabilities are as follows:

	2005		2004	
Loss before income taxes	$ 1,050,980		$1,243,642	
Expected provision (recovery) for income taxes	367,790	35.00%	445,058	35.79%
Permanent differences	(135,326)		(254,355)	
Loss expiry	(65,549)		(118,908)	
Tax rate changes	(4,136)		(74,159)	
Change in valuation allowance	(80,779)		(4,636)	
	$ 82,000		-	

Future income tax assets and liabilities are as follows:	2005	2004
Property, plant and equipment	$ 158,584	$ 144,732
Resource Interest	413,087	470,403
Non-capital losses carry-forwards	595,633	480,315
Capital losses	4,934	4,934
Total gross future income tax assets	1,172,238	1,100,384
Valuation allowance	(1,172,238)	(1,100,384)
	-	-

9. Income Taxes, continued

Canadian federal non-capital losses totaling approximately $1,745,699 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Year	Non Capital Losses
2009	$ 176,272
2010	204,557
2011	98,698
2012	236,598
2013	274,405
2014	229,883
2015	525,286
	$1,745,699

10. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2005 and 2004.

The Company's total assets are segmented geographically as follows:

	2005	2004
Canada	$ 12,137,089	$ 9,999,416
United States	926,920	917,915
	$ 13,064,009	$ 10,917,331

11. Other Tax Expense

During 2005, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2004 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2005) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate between February 1 and May 31, 2005 was 5%. All the flow through funds were spent by May 31, 2005.

12. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities and mortgage loans approximate their fair value because of the short-term nature of these instruments.

13. Commitments

(a) Subsequent to year end, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

Year	Minimum payment per year
2006	$40,902
2007	$42,589
2008	$42,589
2009	$10,647

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2005. If the conditions precedent had been satisfied at November 30, 2005, the amount owing under the agreement would be $206,670. No amount has been paid or accrued as at November 30, 2005.

(c) Mortgage payments totalling approximately $16,602 are required to be paid in 2006 before the mortgage comes due on December 3, 2006.

14. Subsequent Events

Subsequent to November 30, 2005, the following occurred:

(a) 495,000 stock options expired unexercised;

(b) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred additional share issue costs of $14,520.;

(c) the Company issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

(d) the Company issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375;

(e) the Company signed a three year operating lease agreement on its office premises. See Note 13(a) for required yearly payments;

(f) the Company granted 980,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share; 120,000 options will expire on December 7, 2010 and 860,000 options will expire on March 23, 2011;

(g) the Company has amended its Stock Option Plan (Note 7) to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases and

(h) the Company received the final signed lease agreements from the Northwest Territories Mining Recorder for its 27 Doyle claims that went to lease in 2005. The lease period is 21 years commencing in December 2004. The Company paid the 2004 lease rental payments when it first applied for the leases in 2005 and has paid for the 2005 lease rental payments in 2006. Also, the Company has applied to have five other Doyle claims be taken to lease.

GGL DIAMOND CORP.

CORPORATE INFORMATION

Head Office

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors

Raymond A. Hrkac
Nick DeMare
William Meyer
William Boden
Peter J. Dawes

Officers

Raymond A. Hrkac, President & CEO
Nick DeMare, Secretary & CFO
Jurgen T. Lau, Assistant Secretary
Donna L. Ornstein, Assistant Secretary

Listing information

TSX Venture Exchange Inc.
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g 3-2(b) of the U.S. Securities and Exchange Act

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors

Ernst & Young LLP
Chartered Accountants
P.O. Box 10101
Pacific Centre
700 West Georgia Street
Vancouver, BC V7Y 1C7

Barristers and Solicitors

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Corporate Relations

Ascenta Capital Partners Inc.
Suite 701 - 1177 West Hastings Street
Vancouver, BC V6E 2K3
Telephone: (604) 628-5800
Toll Free: 1-866-684-4209
Email: info@ascentacapital.com

Annual & Special General Meeting

The Annual & Special General Meeting of the Company will be held on Friday, May 12, 2006 at 10:30 am (Pacific time) at:

Pan Pacific Hotel, Gazebo II
999 Canada Place,
Vancouver, British Columbia